Exhibit 99.55

Arrow Scissor Hole AR-16-91c2 Intersects 22.4 m of Off-Scale

Radioactivity

Vancouver, BC, June 16, 2016 – NexGen Energy Ltd. (“NexGen” or the “Company”) (TSXV:NXE, OTCQX:NXGEF)

is pleased to announce further results from our on-going spring drilling program on our 100% owned Rook I Property, Athabasca Basin, Saskatchewan.

Scissor drilling from southeast to northwest at the Arrow Deposit has confirmed and increased the known width of the higher grade A2 sub-zone (the “Sub-Zone”). Hole AR-16-91c2 has intersected 22.4 m of off-scale radioactivity (>10,000 to >61,000 cps) including a 3.0 m interval of minimum-greater-than-61,000 cps. The central part of the radioactive intersection consists of widespread massive to semi-massive pitchblende mineralization and was drilled 38 m up-dip and northeast of hole AR-15-44b.

The A2 High Grade Domain is associated with dense accumulations of massive to semi-massive pitchblende. It is currently outlined by 23 holes. Assay results for 5 holes from the Sub-Zone remain pending and the Company continues to drill with 2 rigs currently running.

Table 1: Higher Grade A2 Sub-Zone Angled Drill Holes

2015	AR-15- 59c2[2]	AR-15- 54c1[2]	AR-15- 58c1[2]	AR-15- 62[2]	AR-15- 44b2	AR-15- 49c2[2]	AR-15- 57c3[2]
Total composite mineralization =	75.5m	42.0m	86.0m	143.0m	135.6m	73.5m	62.5m
Total Off-scale (>10,000 to 29,999 cps)[3] =	11.4m	5.9m	14.3m	17.8m	30.3m	15.7m	4.4m
Total Off-scale (>30,000 to 60,999 cps)[3] =	4.5m	3.0m	3.9m	10.6m	7.8m	5.2m	2.5m
Total Off-scale (>61,000 cps)[3] =	1.0m	0.5m	2.0m	2.0m	1.5m	2.2m	1.8m
Continuous GT (Grade x Thickness) =	371	277	200 and 345	787	655	605	319

2016	AR-16- 81c3[1]	AR-16- 76c4[1]	AR-16- 76c1[2]	AR-16- 76c3[2]	AR-16- 63c1[2]	AR-16- 63c3[2]	AR-16- 86C1[1]	AR- 16-74c1[2]	AR-16- 63c2[2]	AR-16- 91c2	AR-16- 64c3[2]	AR- 16- 64c2[2]	AR- 16- 64c1[2]	AR- 16-72c2[2]	AR- 16-78c1[2]	AR-16- 78c4[1]
Total composite mineralization =	48.5m	105.7m	73.5m	67.5m	55.5m	147.0m	90.0m	88.0m	138.0m	89.0m	102.0m	76.0m	74.0m	93.0m	64.0m	120.5m
Total Off-scale (>10,000 to 29,999 cps)[3] =	5.2m	19.9m	14.8m	14.9m	6.9m	22.1m	8.8m	21.2m	17.1m	13.4m	18.8m	16.0m	10.3m	7.0m	11.6m	25.8m
Total Off-scale (>30,000 to 60,999 cps)[3] =	4.0m	1.0m	2.8m	5.0m	0.5m	3.0m	2.3m	1.2m	9.9m	6.0m	2.5m	4.7m	3.7m	0.5m	3.0m	6.2m
Total Off-scale (>61,000 cps)[3] =	2.5m	0.0m	5.3m	4.5m	0.0m	0.5m	2.0m	0.0m	13.9m	3.0m	0.0m	5.5m	0.0m	1.7m	2.5m	5.5m
Continuous GT (Grade x Thickness) =	Assays Pending	Assays Pending	762	761	203	274 and 124	Assays Pending	160 and 35	638 and 604	Assays Pending	172 and 92	541	338	156 and 45	485	Assays Pending

[1]	radioactivity results previously released
[2]	radioactivity and assays results previously released
[3]	minimum radioactivity using RS-120 gamma spectrometer

A2 Shear:

•	AR-16-91c2 (38 m up-dip and northeast from AR-15-44b) intersected 89.0 m of total composite mineralization including 22.4 m of total composite off-scale radioactivity (>10,000 – >61,000 cps) within a 171.5 m section (425.5 to 597.0 m), featuring 3.0 m of minimum-greater-than-61,000 cps in the Sub-Zone.

Arrow, Activities & Financial

•	The land-based and basement hosted Arrow Deposit currently covers an area of 870 m by 280 m with a vertical extent of mineralization commencing from 100 m to 920 m, and remains open in most directions and at depth.

•	The spring 2016 program comprising 7,500 m of drilling will be transitioning to the summer 2016 program in late-June.

•	The Company has cash on hand of of approximately $100 million.

A drill hole location map, three-dimensional view of the A2 High Grade Domain, and an A2 long section featuring the Sub-Zone are shown in Figures 1 to 3.

Garrett Ainsworth, Vice-President, Exploration and Development, commented: “Scissor drill holes have been utilized to verify the thickness of high grade mineralization in the A2 sub-zone, and to test high grade mineralization in the A1 shear that was initially discovered by hole AR-16-84cl. Scissor hole AR-16-91c2 validates and expands upon the robust and high grade nature of sub-vertical mineralization contained within the A2 sub-zone.”

Leigh Curyer, Chief Executive Officer, commented: “Infilling the currently defined area of Arrow mineralization is delivering growth throughout the deposit both in terms of grade and volume. This scissor hole, along with others previously completed, confirm Arrow’s stacked sub-vertical nature which has been instrumental in developing Arrow in a time and cost efficient manner.”

Figure 1: Arrow Deposit Drill Hole Locations

Figure 2: Three Dimensional View of the Arrow Deposit High-Grade Domain

50,000
30,000
20,000
10,000
5,000
1,000
500
cps (RS-120)
AR-16-91c2
AR-16-64c2
0 10 20 40
Metres
Plunge: 00
Azimuth: 237
Looking SW

Arrow Deposit
A2 High Grade Domain

June 16, 2016

NexGen Energy Ltd.

Figure 3: A2 Mineralized Shear Long Section (Close Up of the Sub-Zone)

NexGen
Energy Ltd.
Pierce Points
Grade x Thickness
<1
1 - 10
10-25
25-50
>50
>200 - A2 Sub-zone
Assays Pending
5.8m
57.0m
>10,000 cps
Anomalous
Radioactivity
11.56%
56.5m
% U3O8
Length
Denotes
vertical intersection
Section width: 50m
Pierce points are positioned in the centre of the section width
Composites are calculated with a 0.01% U3O8 cut-off grade and may include up to 2m of internal dilution
All intersections are core lengths
Circular halos surrounding pierce points each have a diameter of 50m
SCALE 1 : 1500
(m)
-10 0 10 20 30 40 50
NAD83 / UTM zone 12N
AZIMUTH = 57°
N
W
E
S
NexGen Energy
Arrow Zone
A2 Shear - Longitudinal Section
June 16, 2016
400m
450m
500m
550m
600m
86c1
13.05m
90.0m
54c1
7.03%
39.5m
59c2
5.42%
68.5m
76c1
11.29%
67.5m
63c1
4.51%
45.0m
58c1
62
6.35%
124.0m
64c1
6.97%
48.5m
91c2
22.4m
89.0m
78c1
12.94%
37.5m
57c3
3.94%
81.0m
7.39%
17.0m
49c2
8.77%
69.0m
64c2
11.15%
48.5m
81c3
11.65m
48.5m
76c3
10.28%
74.0m
63c3
8.28%
15.0m
and
2.30%
119.0m
15.20%
42.0m
and
12.99%
46.5m
63c2
44b
11.55%
56.5m
64c3
6.14%
28.0m
and
3.48%
26.5m
74c1
3.41%
47.0m
and
2.21%
16.0m
76c4
20.85m
105.7m
78c4
37.4m
120.5m
72c2
4.65%
33.5m
and
4.08%
11.0m

Table 2: Arrow Deposit Drill Hole Data

Drill Hole				Athabasca Group— Basement	Handheld Scintillometer Results (RS-120)
Hole ID	Azimuth	Dip	Total Depth (m)	Unconformity Depth (m)	From (m)	To (m)	Width (m)	CPS Range
AR-16-91c2	327	-70	915.00	132.20	387.50	388.00	0.50	<500 - 950
					396.00	396.50	0.50	<500 - 5400
					401.50	406.00	4.50	<500 - 3550
					411.00	411.50	0.50	<500 - 560
					415.50	420.00	4.50	<500 - 1700
					425.50	428.00	2.50	<500 - 13000
					430.50	445.00	14.50	<500 - 9400
					448.00	453.50	5.50	<500 - 11000
					460.50	461.00	0.50	<500 - 520
					464.00	468.00	4.00	<500 - 1200
					470.50	474.00	3.50	<500 - 1100
					477.50	486.50	9.00	<500 - 2100
					491.00	491.50	0.50	<500 - 850
					494.50	495.00	0.50	<500 - 700
					503.00	506.00	3.00	<500 - 880
					517.00	518.50	1.50	<500 - 1400
					522.00	562.50	40.50	<500 - >61000
					573.50	574.00	0.50	<500 - 5700
					576.50	577.00	0.50	<500 - 900
					584.00	584.50	0.50	<500 - 580
					595.00	597.00	2.00	<500 - 700
					612.00	615.50	3.50	<500 - 2200
					619.50	620.50	1.00	<500 - 1250
					638.00	641.00	3.00	<500 - 3500
					645.00	645.50	0.50	<500 - 3500
					654.00	655.00	1.00	<500 - 1280
					718.00	718.50	0.50	<500 - 3550
					754.50	755.00	0.50	<500 - 550
					772.00	773.00	1.00	<500 - 1000
					830.50	838.50	8.00	<500 - 1200

Parameters:

•	Maximum internal dilution 2.00 m downhole

•	All depths and intervals are meters downhole

•	“Anomalous” means >500 cps (counts per second) total count gamma readings by gamma scintillometer type RS-120

•	“Off-scale” means >10,000 cps (counts per second) total count gamma readings by gamma scintillometer type RS-120

•	Where “Min cps” is <500 cps, this refers to local low radiometric zones within the overall radioactive interval

Natural gamma radiation in drill core reported in this news release was measured in counts per second (cps) using a Radiation Solutions Inc. RS-120 gamma-ray scintillometer. The reader is cautioned that total count gamma readings may not be directly or uniformly related to uranium grades of the rock sample measured; they should be used only as a preliminary indication of the presence of radioactive minerals. All intersections are downhole. True thicknesses are yet to be determined.

Split core samples will be taken systematically, and intervals will be submitted to SRC Geoanalytical Laboratories (an SCC ISO/IEC 17025: 2005 Accredited Facility) of Saskatoon for analysis. All samples sent to SRC will be analyzed using ICP-MS for trace elements on partial and total digestions, ICP-OES for major and minor elements on a total digestion, and fusion solution of boron by ICP-OES. Mineralized samples are analyzed for U3O8 by ICP-OES and select samples for gold by fire assay. Assay results will be released when received and after stringent internal QA/QC protocols are passed.

The technical information in this news release has been approved by Garrett Ainsworth, P.Geo., Vice President – Exploration & Development, a qualified person for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Mr. Ainsworth reviewed the data disclosed in this news release, including the sampling, analytical and test data underlying the information contained in this news release.

The mineral resource at the Arrow Deposit was completed by RPA Inc. and has an effective date of January 14, 2016. The mineral resource is reported at a cut-off grade of 0.25% U308. The cut-off is based on a long-term uranium price of USD$65/lb U3O8. The mineral resource is classified into the inferred category based on the CIM Definition Standards. For details regarding the geology and mineralization of the Arrow Deposit, the drilling, sampling and analytical procedures followed and the estimation methodology used in the preparation of the mineral resources, please refer to the Company’s Amended and Restated News Release dated March 3, 2016, which is available under the Company’s profile on the SEDAR website at www.sedar.com.

ARROW DEPOSIT DRILLING

AR-16-91c2

Hole AR-16-91c2 was a directional hole that departed pilot hole AR-16-91c1 at a depth of 345 m. It was designed as a scissor hole to both verify the thickness of the sub-vertical mineralization in the A2 shear and to test the A1 shear in the area of AR-16-84c1 (8.35 m of off-scale radioactivity; assays pending). Directional drilling was initiated at 354 m. The A1 and A2 shears were intersected at inclinations of -71° and -72°, respectively.

Since the hole departed the pilot hole below the unconformity, no Athabasca Group sandstones were intersected. Basement lithologies consisted largely of semipelitic gneiss to granofel and relatively narrow intervals of pelitic gneiss and mylonite (the A1 through A3 shears). The hole successfully intersected extensive highly anomalous radioactivity in the A2 shear marked by dense accumulations of semi-massive and massive pitchblende mineralization along with veins, stringers, chemical solution fronts, blebs and flecks of pitchblende. Anomalous radioactivity was also intersected in the A1 and A3 shears as well as to the northwest of the A1 shear. A total composite mineralization of 118.5 m including 22.4 m of off-scale radioactivity was intersected within a 451.0 m section (387.5 to 838.5 m) before the hole was terminated at 915 m. In the A1 shear, 11.0 m of composite mineralization was intersected. In the A2 shear, 89.0 m of total composite mineralization including 22.4 m of off-scale radioactivity was intersected. In the A3 shear 10.5 m of composite mineralization was intersected. The hole has successfully confirmed the robust thickness of the sub-vertical mineralization in the higher grade sub-zone of the A2 shear.

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.

NexGen owns a portfolio of highly prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada, including a 100% interest in Rook I, location of the Arrow Discovery in February 2014. The Arrow Deposit’s maiden Inferred mineral resource estimate is 201.9 M lbs U3O8 contained in 3.48 M tonnes grading 2.63% U308. Rook I also hosts the Bow Discovery which is 3.7 km along trend and northeast of Arrow and was made in March 2015.

Leigh Curyer

Chief Executive Officer

NexGen Energy Ltd.

+1 604 428 4112

Icuryer@nexgenenergy.ca

www.nexgenenergy.ca

Travis McPherson

Corporate Development Manager

NexGen Energy Ltd.

+1 604 428 4112

tmcpherson@nexgenenergy.ca

http://www.nexgenenergy.ca

The TSXV has neither approved nor disapproved the contents of this press release. Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. “Forward-looking information” includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, the proposed use of proceeds and planned exploration activities. Generally, but not always, forward-looking information and statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connation thereof.

Such forward-looking information and statements are based on numerous assumptions, including among others, that the results of planned exploration activities are as anticipated, the price of uranium, the anticipated cost of planned exploration activities, that general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed and on reasonable terms, and that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company’s planned exploration activities will be available on reasonable terms and in a timely manner. Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual events or results in future periods to differ materially from any projections of future events or results expressed or implied by such forward-looking information or statements, including, among others: negative operating cash flow and dependence on third party financing, uncertainty of additional financing, no known mineral reserves or resources, pending assay results may not be consistent with preliminary results, discretion in the use of proceeds, alternative sources of energy, aboriginal title and consultation issues, reliance on key management and other personnel, potential downturns in economic conditions, actual results of exploration activities being different than anticipated, changes in exploration programs based upon results, availability of third party contractors, availability of equipment and supplies, failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena and other risks associated with the mineral exploration industry, environmental risks, changes in laws and regulations, community relations and delays in obtaining governmental or other approvals.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.